

August 15, 2011

<u>Via Facsimile</u>

Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

> **Re: Honeywell International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 001-8974**

Dear Ms. Winters:

  We refer you to our comment letters dated June 9, 2011 and July 22, 2011 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance